599 LEXINGTON AVENUE | NEW YORK | NY | 10022-6069
WWW.SHEARMAN.COM | T +1.212.848.4000 | F +1.212.848.7179

212-848-4668
212-646-4668 (Fax)

WRITER’S EMAIL ADDRESS:

ngreene@shearman.com

August 20, 2013

Via Email and EDGAR Correspondence Filing

Ms. Laura Hatch
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	Ironwood Multi-Strategy Fund LLC (the “Feeder Fund”)
(File Nos. 333-190034 and 811-22464)

Ironwood Institutional Multi-Strategy Fund LLC (the “Master Fund”)
(File Nos.  333-190416 and 811-22463)
Dear Ms. Hatch:

This letter responds to comments that you provided on August 9, 2013 to the Feeder Fund’s registration statement on Form N-2 dated July 19, 2013 (the “Feeder Fund Prospectus”) and the Master Fund’s registration statement on Form N-2 dated August 6, 2013 (the “Master Fund Prospectus”).  Below, we identify your comments and offer our responses1.

We believe that the responses below address the comments that you provided on August 9, 2013 and intend to file revised Forms N-2/A of the Master Fund Prospectus and the Feeder Fund Prospectus along with, in due course, a request that such registration statements be declared effective as of August 30, 2013. We included in our email distribution to you blackline copies, which reflect the Forms N-2/A that we intend to file marked against the Master Fund’s August 6, 2013 filing and the Feeder Fund’s July 19, 2013 filing, respectively.

1 Capitalized terms used herein but not defined have the meaning ascribed to them in the Feeder Fund Prospectus and Master Fund Prospectus, as applicable.

ABU DHABI | BEIJING | BRUSSELS | FRANKFURT | HONG KONG | LONDON | MILAN | NEW YORK | PALO ALTO PARIS | ROME | SAN FRANCISCO | SÃO PAULO | SHANGHAI | SINGAPORE | TOKYO | TORONTO | WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Ms. Laura Hatch

I.	Pricing Table

1.	COMMENT: You requested that we set forth in a note to the proceeds column in the pricing table the total of other expenses of issuance and distribution called for by Item 27.

RESPONSE: We amended the Master Fund Prospectus and the Feeder Fund Prospectus to include the following language (bolded here only to illustrate that the bolded text is new):

“(4)           Assumes sale of all Units currently registered at the net asset value and does not reflect the deduction of expenses expected to be incurred by the Fund, including expenses of issuance and distribution totaling $60,000.”

II.	Prospectus Summary

2.
COMMENT: You suggested that we clarify whether references to “Underlying Funds” in the disclosures under the “Investment Objective and Strategies” heading actually include hedge funds.  In addition, you asked whether the Master Fund intends to invest in Underlying Funds created for the Master Fund as the sole investor, in which case additional disclosures regarding the treatment of assets in compliance with the Investment Company Act of 1940 (the “1940 Act”) could be necessary.

RESPONSE:  In response to your comment, we amended the language in the “Investment Objective and Strategies” section of the Prospectus Summary to include the following language:

“Because the Underlying Funds follow alternative investment strategies (whether hedged or not), they are commonly described as “hedge funds.”  Therefore, the investment program of the Fund can be referred to as a fund of hedge funds.”

We note that the Master Fund has no present intention to invest in Underlying Funds created for the Master Fund, in which the Master Fund will be the sole investor.  That is aside from a de minimis legacy position in Ironwood Multi-Strategy Fund Ltd., the background to which we discuss in our response to Comment No. 14 below.  If the Master Fund changes its intention to invest in such funds in the future, and depending on the materiality of any such investment, we will of course provide the appropriate additional disclosure.

Ms. Laura Hatch

3.	COMMENT: You requested that we disclose under the “Use of Leverage” heading whether the Underlying Funds are subject to any maximum amounts of leverage.

RESPONSE: In response to your comment, we amended the following language in the “Use of Leverage” section of the Master Fund’s Prospectus Summary to clarify that the Underlying Funds are not subject to any maximum amounts of leverage (bolded here only to illustrate that the bolded text is new):

“Certain Underlying Funds utilize leverage as part of their investment strategies and in doing so may be subject to no limits on the amount of that leverage.”

We note that similar disclosure already exists in the Feeder Fund Prospectus in its discussion of the Investment Program and Investment Risks.

4.
COMMENT: You requested that we inform the staff what steps the Board and the Adviser take to ensure that none of the Underlying Funds is an affiliate of the Feeder Fund, the Master Fund, the Adviser, the Distributor or their affiliates for the purpose of avoiding the limitations of Section 17(a), (d), and (e) of the 1940 Act.

RESPONSE: On behalf of the Funds, we acknowledge the 1940 Act’s general prohibition on various dealings between (on the one hand) the Funds and (on the other hand) their investment adviser, other affiliates and principal underwriter.  The Master Fund and the Feeder Fund each maintain a list of these “restricted persons” and regularly screen the Underlying Funds to assure that no Underlying Fund is such a “restricted person” for these Section 17 purposes.  As one example of the sensitivity shown to this issue, from time to time the Master Fund has waived its voting rights in an Underlying Fund where exercise of such rights otherwise could have caused the Underlying Fund to become an affiliate of the Master Fund.  It also bears noting that, because the Master Fund invests only in Underlying Funds and does not engage in open market transactions in securities, aspects of the Master Fund’s investment program actually work to limit its risks of violating Section 17 (notably so in that, unlike a fund investing in the markets, the Master Fund need not contract daily with brokers, dealers and underwriters in carrying out its investment program).

Ms. Laura Hatch

5.
COMMENT: You requested that we state in the “Fees and Expenses” section of the Prospectus Summary that the Fund will effect future reimbursements to Ironwood of expenses in excess of the Master Fund Expense Limitation – in what is often referred to in the industry as the “recapture” of previously reimbursed or waived amounts – only if, in doing so, it would remain in compliance with the Master Fund Expense Limitation (as if then in effect at the same level as when the expenses are waived).

RESPONSE: In response to your comment, we amended the language in the “Fees and Expenses” section of the Prospectus Summary to include the following language:

“For the avoidance of doubt, the Master Fund will make such a repayment to Ironwood only if, in doing so, it remains in compliance with the Master Fund Expense Limitation as if then in effect at the same level as when the relevant expenses were waived.”

III.	Summary of Fund Expenses

6.	COMMENT: You asked whether the Fee Table and expense example for the Feeder Fund should include the effect of a front end sales load charged by the Master Fund.

RESPONSE: That is not required, as no such fee would be charged.

7.
COMMENT: You asked that we include as an expense in the Fee Table for the Feeder Fund the interest payments on borrowed funds listed in the Fee Table for the Master Fund.  In this regard, you requested that we confirm that a pro rata portion of all of the Master Fund’s expenses is included in the Fee Table for the Feeder Fund.

RESPONSE: We confirm that a pro rata portion of all of the Master Fund’s expenses, including the interest on borrowed funds component, is included in the “Acquired Fund Fees and Expenses” line item in the Fee Table for the Feeder Fund.  Accordingly, we believe no change in our current disclosure is required.

8.	COMMENT: You asked whether the 5% early repurchase fee in the expense example should be included in the 1 Year expense calculation.

RESPONSE: We have amended the expense example to reflect inclusion of the repurchase fee in the 1 Year expense calculation and have elected to do so by showing on a side-by-side basis (a) the fees and expenses borne by a shareholder who exits the Fund and thus would be subject to the fee, and (b) the corresponding experience of a shareholder who remains in the Fund and would not be subject to the fee.  This conforms with the practice of open-end funds that carry CDSCs (contingent deferred sales charges).

Ms. Laura Hatch

IV.	Financial Highlights

9.	COMMENT: You requested that we include the expense ratio of the Master Fund in a footnote to the Feeder Fund’s Financial Highlights.

RESPONSE: In response to your comment, the Feeder Fund Prospectus now includes this footnote.

V.	Use of Proceeds

10.
COMMENT:  You asked that we expound on the time it will take the Master Fund to be fully invested in Underlying Funds in accordance with its objective, strategies, and policies. You also note that it is the view of the Division that an investment company generally, in order to operate in accordance with its investment objective, strategies, and policies as disclosed in its registration statement, must not take in excess of six months to invest net proceeds.

RESPONSE:  We acknowledge the importance of promptly investing investor funds, however, we believe that the concerns that you highlight concern the “IPO at launch” model. While the Master Fund is registering $787,714,463 in Units, the Master Fund makes monthly offerings and accepts monthly subscriptions over time. Accordingly, given the expected incremental sales of new Units over time, there is less pressure on the Master Fund’s investment team to put the invested funds to work than would be the case in a full-blown IPO. We also note that the Master Fund has an existing track record. Over its 32 months in operation, the Master Fund generally has maintained at least 90% of investor funds invested. With this background, we believe our current disclosure is sufficient.

VI.	Underlying Fund Selection Process

11.	COMMENT: You requested that we discuss whether or not, when deciding to invest in a particular Underlying Fund, Ironwood considers any of the following:

a.	The amount of leverage used by the Underlying Fund;

b.	The purchase fees or sales charges imposed by the Underlying Fund;

Ms. Laura Hatch

c.	The amount of advisory fees and incentive fees charged by the Underlying Fund; and

d.	The Underlying Fund’s liquidity.

RESPONSE: We confirm that Ironwood considers each of the above criteria in its investment program and accordingly have made changes to the two Prospectuses to show this.

VII.	Ironwood Composite Annual Disclosure Presentation

12.	COMMENT: You asked that we state that the Ironwood Composite contains all accounts with substantially similar investment objectives, strategies, and policies as the Fund.

RESPONSE: We confirm that the Ironwood Composite contains all accounts with substantially similar investment objectives, strategies, and policies as the Fund. This is now clearly stated in the disclosures relating to the composite.

13.	COMMENT: You asked that we state whether or not the performance calculation in footnote (1) is net of any applicable sales load.

RESPONSE: The performance calculation does not reflect the application of sales loads.  Footnote (1) in the Master Fund Prospectus already alludes to the fact that investors who bear a sales charge will experience a lower performance return.  We have amended the Feeder Fund Prospectus to state the same.

VIII.	Wholly-Owned Subsidiary

14.
COMMENT: You asked that we state the reasons for investing in Ironwood Multi-Strategy Fund Ltd., a wholly-owned foreign subsidiary of the Master Fund.  You also requested that we address a number of disclosure items in our response.

RESPONSE: The Master Fund organized Ironwood Multi-Strategy Fund Ltd. in order to invest in a specific Underlying Fund that, at the time, only accepted investments from offshore funds.  This is unlike other controlled foreign corporations in use in the industry, which commonly are used by registered funds for tax reasons (generally specific to managing the so-called “good income” tests under Subchapter M of the Internal Revenue Code).  Currently, this vehicle also represents only 31 basis points of the Master Fund’s investment portfolio.  Its small size thus stands in stark contrast with more common industry practice to house a material portion of a fund’s assets in such a vehicle.  With that context, we addressed your itemized comments below:

Ms. Laura Hatch

a.
We have amended the Master Fund Prospectus to include disclosure that the Master Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the subsidiary.

b.
There is currently no separate investment advisory agreement between Ironwood and the subsidiary.  Ironwood , the subsidiary and the Master Fund each instead take the view that Ironwood’s authority over the subsidiary’s investment decisions is implicit in the primary advisory agreement running between Ironwood and the Master Fund.  In light of the limited purpose of the subsidiary, we believe that this is sufficient and appropriate.  Should the subsidiary’s purpose or scale change, we would reconsider that view and would be prepared to – as you have suggested – amend the Master Fund Prospectus to confirm that the investment adviser to the subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under Section 2(a)(20) of the Investment Company Act.  The investment advisory agreement between the Ironwood and the subsidiary also then would be included as an exhibit to the Master Fund Prospectus.

c.
We have amended the Master Fund Prospectus to include a disclosure that the subsidiary complies with provisions relating to affiliated transactions and custody (Section 17), and to identify the custodian of the subsidiary’s assets (it is, as you would expect, the same custodian as for the Master Fund).

d.
In light of the purposes of the subsidiary (which again are not related to managing Subchapter M compliance), we believe that a private letter ruling or opinion of counsel regarding the subsidiary’s tax status is unnecessary.  Were this to change, we would expect to revisit the type of tax guidance that might be required and the nature of the disclosures that should be made.

e.
The subsidiary’s activities are simply too limited at this point to constitute principal investment strategies or principal risks.  We have therefore not made any additional disclosures in the Master Fund Prospectus in response to this item, though – again – we would be prepared to do so in the future if the circumstances of the subsidiary were to change.

Ms. Laura Hatch

f.	We confirm that the financial statements of the subsidiary will be consolidated with those of the Master Fund.

g.
We confirm that (1) the subsidiary’s expenses are and will be included in the Fund’s prospectus fee table; and (2) the subsidiary and its board of directors will agree to inspection of the subsidiary’s books and records by the staff.  As to your suggestion that the subsidiary and its board of directors should agree to designate an agent for service of process in the United States, we believe this is currently not a concern in that the sole director is a U.S. person (and, in fact, is the chairman of the Master Fund’s board of directors).  As to whether the subsidiary’s board of directors should sign the Master Fund’s registration statement, we likewise believe this is currently not a concern.  That is in part given the very small size of the subsidiary (so that its lack of materiality is clear) and in part given the practical reality that the subsidiary’s sole director is also a director of the Master Fund and is already signing the Master Fund’s registration statement in that capacity.

IX.	Item 34

15.	COMMENT: You asked that we explain why the Item 34.1 undertaking is “Not applicable.”

RESPONSE: The undertaking in Item 34.1 provides for a suspension of the offering until the prospectus is amended if, following the effective date of the registration statement, the company’s net asset value declines more than 10% or increases to an amount greater than its net proceeds as stated in the registration statement.  While we are not aware of guidance specific to the purpose of this undertaking, it does not appear to us to be applicable to a fund that, in fact, transacts in its shares only at net asset value.  As further color, we note that this determination to treat the Item 34.1 undertaking as not applicable appears to have been made by multiple other funds that, like the Master Fund and Feeder Fund, make continuous offerings and repurchases at their net asset value.

Certain of the changes reflected above have been inserted using identical language in subsequent sections of the Master Fund Prospectus and/or the Feeder Fund Prospectus. Because such subsequent changes are identical to the quoted changes above, we have not listed them separately in our responses. All changes will be reflected in the above referenced blacklines, which will be marked against the Master Fund and the Feeder Fund’s prior filing.  All changes shown were made in response to your comment letter dated August 9, 2013, except for one change that we made to clarify that the Dividend Reinvestment Plan permits dividends to be paid in cash or securities, but not both.

Ms. Laura Hatch

The Master Fund and the Feeder Fund each acknowledges that should the Commission or its staff (the “Staff”), acting pursuant to delegated authority, confirm that all of their comments to the Prospectus have been adequately addressed, it does not foreclose the Commission from taking any action with respect to the Master Fund Prospectus or the Feeder Fund Prospectus.  In addition, the Master Fund and the Feeder Fund each acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in confirming that all comments to the Master Fund Prospectus and the Feeder Fund Prospectus, respectively, have been adequately addressed, does not relieve the Master Fund or the Feeder Fund from their full responsibility for the adequacy and accuracy of the disclosures in the Master Fund Prospectus or the Feeder Fund Prospectus, respectively.  The Master Fund and the Feeder Fund each further acknowledges that it may not assert such comment process as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe our responses above adequately address all of your comments.  Should you have any questions, please do not hesitate to contact me at (212) 848-4668 or my colleague Nhung Pham at (212) 848-7885.

Very truly yours,

/s/ Nathan J. Greene

Nathan J. Greene

Laurie Chatoff (an officer of the Funds)
Nhung Pham (S&S)